UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM
Los Militares 4290 Piso 6,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2485
Fax: (56 2) 2425 2493
www.sqm.com

Santiago, Chile, May 20, 2014 –Sociedad Química y Minera de Chile S.A. (“SQM”) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the three months ended March 31, 2014 of US$81.0 million (US$0.31 per ADR), a decrease from US$151.8 million (US$0.58 per ADR) for the three months ended March 31, 2013. Gross Margin1 reached US$154.8 million (29.0% of revenues) for the three months ended March 31, 2014; a decrease compared to US$238.9 million (38.3% of revenues) for the three months ended March 31, 2013. Revenues totaled US$534.1 million for the three months ended March 31, 2014, representing a decrease compared to US$623.4 million reported for the three months ended March 31, 2013.

SQM’s Chief Executive Officer, Patricio Contesse, stated, “Prices of our major business lines declined compared to the first quarter of 2013. As expected, at the end of 2013 and during the first quarter of 2014, iodine prices fell impacting our results. However, we have been able to increase efficiencies and reduce costs company-wide within this price environment. Our gross profit slightly increased when comparing the first quarter of 2014 to the third and fourth quarters of 2013.”

Mr. Contesse continued, “We look forward to a stronger demand in the potash market as well as higher sales volumes in the Potassium and Specialty Plant Nutrition business lines during 2014. We expect to recover some volumes in the lithium business line during 2014. We will continue to manage the company with a focus on the long-term and remain focused on maximizing shareholder value.”

SQM S.A. 1Q14 Earnings Release	2

Segment Analysis

Specialty Plant Nutrition

Revenues from our Specialty Plant Nutrition business line for the three months ended March 31, 2014 totaled US$192.4 million, a slight decrease of 2.2% compared to the US$196.7 million reported for the three months ended March 31, 2013.

The SPN market saw strong demand during the first quarter of 2014. Sales volumes were up almost 15% compared to the fourth quarter of 2013, led mostly by increased sales volumes related to potassium nitrate. Average prices for the business line increased over 8% percent when compared to the fourth quarter of 2013.

Specialty Plant Nutrition gross margin1 for the first three months of 2014 accounted for approximately 27% of SQM’s consolidated gross margin.

Iodine and Derivatives

Revenues from sales of Iodine and Derivatives for the three months ended March 31, 2014 totaled US$91.2 million, a decrease of 38.3% with respect to the US$147.9 million reported for the three months ended March 31, 2013.

Demand continues to grow in the iodine market led by X-ray contrast media, LCD, and consumption related to pharmaceuticals. Volumes were slightly up when compared to the fourth quarter of 2013.

The expected decline in revenues was a result of lower prices during the first quarter of 2014. We saw average prices for SQM fall approximately 11% when compared to the fourth quarter of 2013. It is expected that these lower prices will remain throughout 2014.

Gross margin for the Iodine and Derivatives segment accounted for approximately 25% of SQM’s consolidated gross margin in the first three months of 2014.

Lithium and Derivatives

Revenues for Lithium and Derivatives totaled US$52.2 million for the three months ended March 31, 2014, an increase of 24.5% with respect to the US$41.9 million reported for three months ended March 31, 2013.

Demand in the lithium market remained strong during the first three months of 2014, and we expect demand in 2014 to be around 5-10% higher than demand seen in 2013. The lithium market continues to be driven mainly by battery growth, the historical demand driver for the lithium market, but with little impact from electric cars to date. New supply announcements have been made by some competitors, and we will continue to assess the validity and timing of these projects.

We saw our sales volumes increase during the first quarter 2014 when compared with the final three months of 2013, while prices have remained relatively stable.

Gross margin for the Lithium and Derivatives segment accounted for approximately 14% of SQM’s consolidated gross margin in the first three months of 2014.

SQM S.A. 1Q14 Earnings Release	3

Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium Chloride and Potassium Sulfate revenues for the three months ended March 31, 2014 totaled US$151.9 million, a slight decrease of 0.7% with respect to the three months ended March 31, 2013, when revenues amounted to US$152.9 million.

In general, potash fertilizer market conditions are expected to grow during 2014 to more than 56 million tons. Sales volumes in this business line for the first quarter of 2014 surpassed volumes sold during the past several years. While average prices were about 20% lower than average prices reported during the first three months of 2013, we have seen prices stabilize in recent months, and do not expect further price reductions in the near term.

We expect our total sales volumes of MOP and SOP fertilizers in 2014 to exceed sales volumes seen in 2013. We expect our total KCL production to reach 2.3 million metric tons by the end of 2014.

Gross margin for potassium chloride and potassium sulfate accounted for approximately 24% of SQM’s consolidated gross margin in the first three months of 2014.

Industrial Chemicals

Industrial Chemicals revenues for the three months ended March 31, 2014 reached US$34.1 million, 51.9% lower than the US$70.9 million recorded for the three months ended March 31, 2013.

During the first quarter of 2014, our sales volumes were lower than sales volumes seen during the first quarter of 2013 resulting from decreased sales of solar salts3, a powerful element used for alternative energy sources. However, we are currently negotiating contracts for solar salts, and expect to see an increase in sales volumes during 2015 and 2016. Additionally, we see positive demand growth related to the traditional uses our industrial chemicals.

Average prices in this business line remained relatively stable over the previous three quarters.

Gross margin for the Industrial Chemicals segment accounted for approximately 9% of SQM’s consolidated gross margin in the first three months of 2014.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$12.4 million in the first three months of 2014, a slight drop compared to the US$13.0 million for the same period of 2013.

Administrative Expenses

Administrative expenses totaled US$21.3 million (4.0% of revenues) for the three months ended March 31, 2014, compared to US$23.3 million (3.7% of revenues) for the three months ended March 31, 2013.

Financial Indicators

Net Financial Expenses

Net financial expenses for the three months ended March 31, 2014 were US$12.7 million, compared to US$8.7 million for the three months ended March 31, 2013.

SQM S.A. 1Q14 Earnings Release	4

Income Tax Expense

During the first three months of 2014, income tax expense reached US$28.9 million, representing an effective tax rate of 26.1%, compared to an income tax expense of US$46.1 million during the same period of 2013. The Chilean corporate tax rate was 20% during both periods.

Other

The EBITDA margin was approximately 36% for the three months ended March 31, 2014. EBITDA margins for three months ended March 31, 2013 were approximately 43%.

Notes:

1)	Gross margin corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding sales and administration expenses.
2)	Net Income refers to the Comprehensive income attributable to Controlling Interests.
3)	Solar salts are a mix of 60% sodium nitrate and 40% potassium nitrate used for thermal energy storage

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien. 56-2-24252074 / kelly.obrien@sqm.com

For media inquiries, contact: Rosalia Vera / rvera@imaginaccion.cl

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SQM S.A. 1Q14 Earnings Release	5

Balance Sheet

(US$ Millions)	As of Dec. 31	As of Dec. 31
	2014	2013

Total Current Assets	2,368.0	2,455.0
Cash and cash equivalents	419.5	476.6
Other current financial assets	383.2	460.2
Accounts receivable (1)	559.2	459.0
Inventory	906.0	955.5
Others	100.2	103.7

Total Non-current Assets	2,271.0	2,312.6
Other non-current financial assets	0.1	0.1
Investments in related companies	78.0	77.0
Property, plant and equipment	2.014.9	2,054.4
Other Non-current Assets	178.0	181.1

Total Assets	4,639.0	4,767.6

Total Current Liabilities	552.9	722.6
Short-term debt	185.8	401.4
Others	367.1	321.2

Total Long-Term Liabilities	1,605.9	1,612.7
Long-term debt	1,410.3	1,417.4
Others	195.5	195.3

Shareholders' Equity before Minority Interest	2,424.0	2,376.6

Minority Interest	56.3	55.6

Total Shareholders' Equity	2,480.3	2,432.2

Total Liabilities & Shareholders' Equity	4,639.0	4,767.6

Liquidity (2)	4.3	3.4

(1) Accounts receivable + accounts receivable from related co.

(2) Current assets / current liabilities

SQM S.A. 1Q14 Earnings Release	6

Income Statement

(US$ Millions)	For the 1st Quarter
	2014	2013

Revenues	534.1	623.4

Specialty Plant Nutrition*	192.4	196.7
Iodine and Iodine Derivatives	91.2	147.9
Lithium and Lithium Derivatives	52.2	41.9
Industrial Chemicals	34.1	70.9
Potassium Chloride & Potassium Sulfate	151.9	152.9
Other Income	12.4	13.0

Cost of Goods Sold	(322.4)	(332.8)
Depreciation and Amortization	(56.9)	(51.7)

Gross Margin	154.8	238.9

Administrative Expenses	(21.3)	(23.3)
Financial Expenses	(15.7)	(13.1)
Financial Income	3.0	4.4
Exchange Difference	(1.7)	(4.8)
Other	(8.5)	(3.3)

Income Before Taxes	110.6	198.8

Income Tax	(28.9)	(46.1)

Net Income before minority interest	81.7	152.7

Minority Interest	(0.7)	(0.9)

Net Income	81.0	151.8
Net Income per Share (US$)	0.31	0.58

*Includes other specialty fertilizers

SQM S.A. 1Q14 Earnings Release	7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: May 20, 2014
By: Ricardo Ramos
CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

SQM S.A. 1Q14 Earnings Release	8